                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*



                     Gold River Hotel & Casino Corporation
________________________________________________________________________________
                               (Name of Issuer)


                     Series B Common Stock, $.01 par value
________________________________________________________________________________
                        (Title of Class of Securities)


                                   380701102
        _______________________________________________________________
                                (CUSIP Number)

                             Steven M. Adams, Esq.
                    Cargill Financial Services Corporation
                  6000 Clearwater Drive, Minnetonka, MN 55343
                                (612) 984-3404
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   10/23/96
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 380701102                                      PAGE 1 OF 3 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Cargill Financial Services Corporation
                  6000 Clearwater Drive, Minnetonka, MN 55343
                       IRS Identification No. 41-1492786
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
              00 (See Item 3 on attached Schedule 13D Statement)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                   Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                             0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                               None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                            None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                                       0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D STATEMENT


ITEM 1.  SECURITY AND ISSUER.
----------------------------

     This Statement relates to the Series B Common Stock, $.01 par value (the "GRHCC Stock"), of Gold River Hotel & Casino Corporation, a Delaware corporation ("GRHCC"), the principal executive offices of which are located at 2800 West Sahara, Suite 4A, Las Vegas, Nevada 89102.


ITEM 2.  IDENTITY AND BACKGROUND.
--------------------------------

     (a) The person filing this Statement is Cargill Financial Services Corporation, a Delaware corporation ("CFSC"), the address of which is 6000 Clearwater Drive, Minnetonka, Minnesota 55343. The principal business of CFSC is financial trading and investment activities.
     (b)  Not applicable.
     (c)  Not applicable.
     (d) CFSC has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) CFSC has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order against it enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f)  Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
----------------------------------------------------------

     The transaction giving rise to the filing of this Amendment No. 2 to
Schedule 13D was an open market sale transaction.

ITEM 4.  PURPOSE OF TRANSACTION.
-------------------------------

     CFSC does not have any present plans or proposals which relate to or would result in any of the events enumerated under Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
---------------------------------------------

     CFSC does not hold any shares of the GRHCC Stock.

     The transaction effected by CFSC in the GRHCC Stock during the past 60 days is an open market sale of 226,150 shares at $.001 per share on October 23, 1996.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
---------------------------

None

                               Page 2 of 3 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

None


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.

Dated:  October 31, 1996    CARGILL FINANCIAL SERVICES CORPORATION


                            /s/ Patrick Halloran
                            --------------------------------------
                            by:  Patrick Halloran
                            its:  Vice President


LMB (10/31/96) (72708)


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